April 1, 2015

VIA EDGAR AND FEDERAL EXPRESS

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                           AeroCentury Corp.

PREC14A filed March 18, 2015

File No. 1-13387

Dear Ms. Chalk:

On behalf of our client, Lee G. Beaumont, we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 24, 2015 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A for AeroCentury Corp. (the “Company”), filed by Mr. Beaumont with the Commission on March 18, 2015 (File No. 1-13387) (the “Proxy Statement”).

In connection with this response to the Comment Letter, Mr. Beaumont is contemporaneously filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”).  Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Proxy Statement.  References herein to page numbers are to page numbers in the Amended Proxy Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, is a copy of the Amended Proxy Statement which is marked to show changes from the relevant portions of the initial filing of the Proxy Statement.

General

1.              Please confirm your understanding (in your response letter) that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

Response:  We hereby confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Ms. Chalk

April 1, 2015

2.              If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

Response:  Mr. Beaumont currently has no plans to solicit proxies via Internet chat rooms.  We will advise the Staff if Mr. Beaumont’s intentions change.

3.              Revise the proxy statement and form of proxy to mark both as “preliminary.” See Rule 14a-6(e)(1).

Response:  The Amended Proxy Statement has been revised in response to the Staff’s comment.

4.              Generally revise throughout the proxy statement to express statements of opinion or belief as such, rather than presenting them as facts. The following are some non- exclusive examples that should be revised to express as opinions:

•                  “The Company’s recent announcements of new lease transactions failed to ameliorate the situation.” (page 4)

•                  “Ostensibly, the Company has not promulgated long-term strategy for improved financial condition that resonates with stockholders.” (page 4)

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement and “Proposal 2: Advisory Vote on Execution Compensation” beginning on page 9 of the Amended Proxy Statement.

5.              Please provide support for all the factual assertions and figures that appear in the proxy statement. Such support may take the form of references to the applicable periodic report or other document from which such data is taken. It may be provided supplementally, or in the revised proxy statement. As an example of statements that should be supported supplementally only, refer to the following statements on page 4 of the proxy statement:

•                  “The Company’s stock price has traded for several years at a substantial discount to book value…”

•                  “During 2014, 2013 and 2012, JMC was paid $6,028,900 (net of the $1.2 million waiver discussed below)…”

•                  “Without such waiver, the Company would have incurred a loss for the quarter.”

•                  “The Company’s recent announcements of new lease transactions failed to ameliorate the situation.”

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement.

Ms. Chalk

April 1, 2015

Reasons for the Solicitation and Lee G. Beaumont, page 4

6.              Revise this section to include a background discussion of your contacts with the Company leading up to the present solicitation, including any prior business dealings with AeroCentury. Alternatively, include such background disclosure in a separate section of the revised proxy statement.

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement and “Annex A — Additional Information About Lee G. Beaumont” on page A-1 of the Amended Proxy Statement.

7.              Refer to your assertion about the low trading volume of the Company’s stock and the corresponding inability of stockholders to “unlock the value of their equity.” Explain how you would address this situation if elected to the Board, given that you state that it would be unlikely to be cured “[e]ven if the Company was able to significantly retool its business model.”

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement.

8.              You state that the Company’s stock price has traded at a significant discount to book value “for several years.” Revise to specify the specific time frame to which you refer.

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement.

9.              Provide details of the terms of Mr. Beaumont’s proposal to acquire the Company, including the “premium” to which you refer in the second to last paragraph on page 4.

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement.

Ms. Chalk

April 1, 2015

10.       On page 5, clarify how specifically Mr. Beaumont would intend to modify the terms of the JMC Agreement before 2018. Also, clarify the reference to “any related arrangements” here.

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement.

Proposal 1: Election of Directors, page 7

11.       You cite your share ownership as grounds that “my interests are aligned with fellow stockholders.” Revise to note however, that since Mr. Beaumont sought to acquire the Company, his interest in paying the least amount possible in such acquisition may conflict with the interests of fellow Company shareholders in that respect.

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Proposal 1: Election of Directors” beginning on page 7 of the Amended Proxy Statement.

Additional Information About Me, page 7

12.       Expand to provide details about the business and operations of BeauTech Power Systems, LLC and dates for Mr. Beaumont’s involvement with that entity.

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Proposal 1: Election of Directors- Additional Information About Me” beginning on page 7 of the Amended Proxy Statement.

13.       See our comment above. Clarify what Mr. Beaumont did between 2008 and today.

Response:  The disclosures in the Amended Proxy Statement have been revised in response to the Staff’s comment. Please see “Proposal 1: Election of Directors- Additional Information About Me” beginning on page 7 of the Amended Proxy Statement.

Annex A — Related Person Transaction, Page A-1

14.       See our comment above. Expand to describe all of your prior business dealings with the Company, quantifying any fees received including “certain fees paid by JMC to me in connection with placement of engines with new or renewing lessees.”

Response: Please see “Reasons For The Solicitation and Information About Lee G. Beaumont” beginning on page 4 of the Amended Proxy Statement and “Annex A — Additional Information About Lee G. Beaumont” on page A-1 of the Amended Proxy Statement.

Ms. Chalk

April 1, 2015

In connection with the Proxy Statement and the Comment Letter, Mr. Beaumont acknowledges in a separate letter attached hereto that:

•                  Mr. Beaumont is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Mr. Beaumont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (214) 651-5587 or scott.wallace@haynesboone.com.

Very truly yours,

/s/ W. Scott Wallace
W. Scott Wallace
(214) 651-5587
scott.wallace@haynesboone.com

cc:	Lee G. Beaumont